
04039512

ARS

PE,
P 3/31/04


SEC MAIL PROCESSING
RECEIVED
AUG 0 5 2004
WASH, D.C.
185
SECTION

Mentor Corporation : 2004 Annual Report

What most becomes us...

Girls become women. Boys become men. Over time, we become many things to many people—husbands, wives, parents and grandparents, lovers and loved ones. It is, after all, the natural progression of things—that every minute of every day, we are all becoming something else. We are all becoming... older.

It is that silent acknowledgment we make—part of our morning ritual as we face our reflection. That confronted with the realities of aging or simply how we must look to others, we are forced to ask... "Do I like what I see?"

But while we strive to see the whole person beyond the mirror, we are blinded by our collective sense of what it means to be a man, to be a woman—and to grow old. It's our self-image and it's what we at Mentor have worked so hard to enhance—through medical innovations that allow us all the power to transform our lives, reflecting the man or woman we each want to be. Becoming who we most want to become.

Becoming ourselves.

What most becomes our company...

Girls become women. Boys become men. But at some point in our lives, we all become patients. Which is why at Mentor we've worked hard to become many things to many people—a new look, a second chance, the right answer, a needed cure. It is, after all, the very nature of our business—that every minute of every day, we are helping our customers become something else. We are helping them become... better.

It is how we take stock in ourselves—part of that annual ritual in which we reflect back on this year's achievements, forced to question, "Do we like what we see? Do we like what our company is becoming?"

And yet, while some companies are content to measure their success by only the bottom line, at Mentor our collective sense of accomplishment also comes from affecting a positive change in the lives of our customers and patients. It's our self-image and it's what we at Mentor have worked so hard to enhance—through medical innovations in the fields of urology and aesthetic surgery that have literally transformed tens of thousands of lives. And that's how we're becoming the company we most want to become.

Becoming Mentor.

BEAUTIFUL

BEFORE

HAPPY

WHOLE

INTIMATE

WELL

CONFIDENT

ACTIVE

BEST

Perhaps the greatest gift of life is our ability to become whatever and whomever we choose to become.

BECOMING CONVINCED that you want or need breast augmentation. It's a highly personal decision for which every woman has her reasons. Some want to gain balance and proportion. Others may want to regain what's been lost through pregnancy and breast feeding or age. Still, others may simply want breast augmentation to become the woman they've always wanted to become. No other reasons. No explanation necessary. Because every woman who eventually goes on to have augmentation surgery, does so with the inherent knowledge that she's changing more than just the size and shape of her breasts—she is transforming the way she feels about herself and her body. She is changing her life.

Choosing the right implant for you is important, but it need not be a difficult decision. You see at Mentor, we have been making breast implants for over 20 years. And while other implant manufacturers have come and gone, we have grown to become the worldwide leader in the field—having adhered to the highest standards of quality in manufacturing, and through rigorous clinical trials. But most importantly, we are a company dedicated to helping women become more informed about their choices—so that we might help them to become—inside and out—more beautiful than ever.


Becoming more beautiful than ever


Becoming the woman I was before

Sometimes who you most want to become is simply who you once were.

BECOMING A BREAST CANCER SURVIVOR changes who you are. Not just physically—although the reality of those scars can run deep—but deeper, transforming your very sense of who you are and what it means to be alive. At first, there's only the fight—to beat this thing, to be here for your family, your friends, yourself. But through all the bad, you discover something good—an inner strength and a courage that you never knew was there. Together, they have changed your life and the lives of everyone around you. You have become an inspiration.

And yet, standing before the mirror, contemplating your reflection— something undeniable has been lost. It's that very missing part of you that somehow continues to define how you see yourself—or not—as a woman. And you want it back. Fortunately at Mentor—the largest, most trusted manufacturer of implants for breast reconstruction in the world—we are giving back to women what survival has taken away. And we are doing it through a combination of real compassion and sound science that allows our patients to become what they want most of all—the women they were before.

Becoming happy with myself





Becoming whole again


Becoming intimate once more

Most important for us as individuals is what we can become together.

BECOMING A MAN. From the time that we are boys, struggling in our father's impossibly large footsteps, we're made to wonder if we'll ever truly have what it takes. Will I be strong enough, tough enough, and handsome enough? Will I be rich enough? Can I get the girl? And while age and experience eventually teach us what it really means to become a man—to accept responsibility and to care for the ones we love—we still can't help our innate sense that to be a man means to be virile. Intimacy is, after all, the ultimate expression of our love—that very physical and emotional connection in which two people can become one.

Unfortunately, for the 30 million men in the United States diagnosed with erectile dysfunction, this condition can become all that defines them. One third of the men who try drug therapy will not respond, and for them, a penile implant, such as those pioneered by Mentor, is the only answer to becoming sexually active again—positively transforming their relationships and their lives. And at Mentor, we continue to transform men's lives for the better—providing safer, more effective alternatives in the treatment of prostate cancer—as well as the only commercially available testicular implants for men of all ages who have lost or will lose a testicle. Because when it comes to men's health and these very sensitive issues, we understand what men most want and need—to become intimate once more.

Becoming older is yet another opportunity to become something new.

BECOMING OLDER. When we're children, it's what we want most of all—the freedom and independence to make our own decisions, to do what we want to do, to be our own person. But while each passing year brings a greater knowledge of who we are and why we are here, it doesn't come without a price. It is, after all, the aging process itself—our coming to terms with our own mortality—that gives meaning to our lives. We can only hope that through it all—as we journey from innocence to understanding, move from youth to maturity—that we are able to do so with both dignity and grace.

Regrettably, for millions of adults the freedom and confidence to engage in an active and meaningful life is compromised by the constant worry of involuntary urine loss. Incontinence, you see, isn't just a physical condition—because its emotional and psychological effects inhibit countless men and women from leading normal, full lives. Which is why at Mentor, we've developed a number of life transforming solutions in the management and treatment of incontinence—that are providing the opportunity to live life again to its fullest, and the peace of mind of becoming well.



Becoming well



Becoming confident

Becoming active again







Becoming the best doctor in the business

Becoming successful isn't measured by what we've accomplished for ourselves, but what we've done for others.

BECOMING A DOCTOR. It is perhaps the most noble of professions. And yet, your dreams of practicing medicine are a far cry from the realities of the job. First and foremost, you got into this business because you wanted to help people. And you had the talent, the brains and the ability to do it. And yes, you could realize a pretty handsome living and quality of life for your family along the way. So, why not? Well... there are the hours for one, and the insurance woes, and the fact that medicine —like anything else—is a business. Yes, a business—that, in addition to the treatment and well being of your patients, requires intensive care.

Which is why at Mentor, we have been working hard in our business in order to assist physicians with theirs. And that means developing medical products that will not only change the lives of their patients, but products and services that will positively transform their medical practice as well. From innovative marketing tools to our comprehensive consumer website, Mentor is helping to grow our doctors' patient base while increasing our support for patients. Because now the job's not just about becoming the best doctor—it's about becoming the best doctor in the business.

Working together we can become whatever we want.

BECOMING A COMPANY is more than going into business—more than simply opening shop and selling goods. It's providing a service. It's solving a problem. And inherent in the word itself, a company is a collective effort—an individual vision that's been transformed into the purpose of many. Likewise with Mentor, since our founding 35 years ago, we have grown into a company of over 2,000 employees, working together in manufacturing facilities, sales offices, and research labs around the world to create products that literally transform the quality of life for patients—whether managing a chronic medical condition, restoring physical function or enhancing body image.

So, just how does our future look? At Mentor, it's looking even better with exciting new developments in both aesthetic medicine and Women's Health. To begin—our new generation of injectable dermal fillers and botulinum toxin products not only promise better, longer-lasting results for facial rejuvenation, but relief from difficult medical conditions such as chronic pain, muscle spasticity and bladder urgency. As well, our new approach to abnormal uterine bleeding—or menorrhagia—promises a simplified procedure available in the doctor's office. Encouraging results overseas indicate we may someday truly transform the lives of millions of women who suffer from this potentially serious, painful and embarrassing condition. Together—these are but a few of the new ways in which we at Mentor are continuing to provide our patients... our doctors... and you... with the power to transform, indeed becoming a company that can change you and your life. Becoming Mentor.


Becoming a company that can change your life

Becoming ourselves













Christopher J. Conway
Chairman



Joshua H. Levine
President & CEO

WE ARE VERY PROUD TO REPORT THAT OUR FISCAL YEAR ENDED MARCH 31, 2004 WAS ONE OF THE MOST ACTIVE AND EVENTFUL IN OUR HISTORY. WE GREW OUR BUSINESS AROUND THE WORLD TO RECORD LEVELS, AND WE ESTABLISHED SIGNIFICANT NEW TECHNOLOGY PLATFORMS IN AESTHETIC MEDICINE AND WOMEN'S HEALTH THAT ARE GENERATING A FULL PIPELINE OF EXCITING NEW PRODUCTS. THESE NEW PRODUCTS WILL TAKE US INTO BROADER MARKETS THAT GREATLY EXPAND OUR POTENTIAL FOR GROWTH OVER THE NEXT DECADE. AMONG THE MORE SIGNIFICANT ACCOMPLISHMENTS FOR THE YEAR ARE THE FOLLOWING:

We—

> ACHIEVED RECORD REVENUES FOR THE 35TH CONSECUTIVE YEAR.
> MAINTAINED WORLD LEADERSHIP IN AESTHETIC SURGERY.
> ACQUIRED A MAJOR NEW TECHNOLOGY PLATFORM FOR BOTULINUM TOXINS.
> ACQUIRED A NEW TECHNOLOGY PLATFORM FOR INJECTABLE SOFT TISSUE AUGMENTATION.
> FILED FOR FDA APPROVAL OF SILICONE GEL FILLED BREAST IMPLANTS.
> ACQUIRED A NEW TECHNOLOGY PLATFORM TO TREAT ABNORMAL UTERINE BLEEDING.
> RECEIVED FDA APPROVAL FOR A NEW PRODUCT TO TREAT STRESS INCONTINENCE IN WOMEN.

Results

Sales for the year were a record $422 million, an increase of $40 million, or 10 percent, over the prior year. We are proud of the fact that Mentor has managed to grow the business every year in our history. This year marks 35 years of continuous sales growth, with an average annual compound increase of 15 percent over the last decade.

Net income for the year was $54.8 million, or $1.15 per share, compared to $55.8 million and $1.15 a share in the prior year. At Mentor we expect earnings growth to at least equal sales growth, and over the past decade earnings per share have grown at an average annual compound rate of 16 percent. Manufacturing margins improved this year, but we also saw a 17 percent increase in general and administrative expenses, mainly because of newly acquired operations that are not yet generating revenues. In addition, we increased Research & Development spending by more than 30 percent. Despite these additional costs, earnings per share equaled the prior year's record level and we expect to set new records in the year ahead.

Aesthetic Medicine

In recent years there has been a rising trend around the world of popular interest in cosmetic medical procedures, an interest we see increasingly reflected in print and television coverage. The most popular surgical procedures are breast augmentation and liposuction. Mentor is the world leader in providing products for both of these rapidly growing areas of aesthetic medicine.

We produce prosthetic implants for breast reconstruction after cancer surgery, and also for breast augmentation. We make and sell more than any other company, and we provide the most comprehensive service and support in the industry. Our sales of breast implants increased 15 percent last year and we anticipate that world-wide demand will continue to grow for the foreseeable future.

Mentor is the dominant provider of ultrasonically assisted and conventional liposuction products. Sales increased 21 percent last year and we expect that demand will continue to grow at a rapid rate.

New Developments

In addition to surgical procedures, Mentor's physician customers perform other popular cosmetic procedures such as dermal filler injections and botulinum toxin injections for facial rejuvenation, large and rapidly growing markets that Mentor has historically not addressed. This past year, we completed two new agreements that will enable Mentor to enter these markets with very competitive products.

Dermal Filler

In August 2003, Mentor acquired all rights and assets for a range of next generation dermal filler products based on non-animal derived synthetic hyaluronic acid. The products are made in Mentor's dedicated manufacturing facility in Edinburgh, Scotland. They benefit from a unique and patented double-crosslinking technology that is expected to provide longer-lasting results than other dermal filler products currently on the market. Clinical trials have been completed in Europe, and in June 2004 the company received CE mark approval to begin marketing its *Hyalite®* dermal filler product in Europe. Clinical trials are expected to begin in the United States in the current year.

Botulinum Toxin

In December 2003, Mentor acquired exclusive worldwide manufacturing, development and marketing rights for a next generation range of botulinum toxin products. The products are based on proprietary technology developed by leading botulinum toxin scientists at the University of Wisconsin-Madison. They will be produced in Mentor's dedicated manufacturing facility in Madison, Wisconsin. Clinical trials for the cosmetic indication of the next generation Botulinum Toxin Type A are expected to begin in the United States in the current fiscal year.

Women's Health

Women's Health is a primary area of interest for Mentor. We believe there are great opportunities to provide better and safer solutions to women's health problems through improved technology. For years we have been a market leader with disposable products to manage bladder control problems. In 2003, we obtained FDA approval for our new *ObTape*™ device, an innovative surgical treatment for urinary stress incontinence. The product was developed in France and marketed by Mentor throughout Europe for several years before we introduced it into the United States in September 2003. Stress incontinence affects millions of women, and over 20,000 have now been successfully treated with Mentor's *ObTape*. This product represents a new standard of care for the treatment of urinary stress incontinence, and we believe it will be widely adopted by specialists in this field.

Sales of Women's Health products increased by 56 percent in the past year, driven primarily by sales of the *ObTape* device.

New Developments

Abnormal uterine bleeding, or menorrhagia, is a serious problem affecting millions of women. It is painful, enervating and embarrassing, and causes many women to withdraw from social interaction and become reclusive. Current treatment options range from total hysterectomy to destruction of the endometrial lining of the uterus through various surgical procedures, including electro-cautery, ultrasonic ablation and heat. There are several products currently being marketed for endometrial ablation, all of which require a significant investment in a capital equipment component.

During the past year, Mentor moved forward with new technology for the treatment of excessive uterine bleeding. Mentor is developing a less-invasive medical solution designed to allow treatment in the office with no capital investment. While initial results overseas have been very promising, extensive further studies are necessary before this pioneering approach can be widely available.

Outlook

Over the past five years Mentor's earnings have tripled. The future promises to be as fruitful, because as the population of the world grows older, the need for our products will grow too.

Our objective is to provide our customers with better medical care at lower cost through technical innovation. Our new product pipeline is loaded with promising new technology and our financial resources are strong. As fiscal 2005 begins, we are superbly positioned to achieve our objective, and by achieving it we will also increase earnings for our shareholders.

While capital and technology are essential, people continue to be our most important resource. We have many talented and dedicated people working for Mentor. Our special thanks go to all those people and to our Board of Directors for making this a successful year.

OUR THANKS ALSO GO TO OUR SHAREHOLDERS FOR YOUR CONTINUED SUPPORT AND INTEREST IN THE COMPANY.

Sincerely,



Joshua H. Levine, President & CEO



Christopher J. Conway, Chairman


Sales
(in millions)
$422
Earnings Per Share
$1.15
16%
CAGR
23%
CAGR
99
00
01
02
03
04
99
00
01
02
03
04

Financial highlights

Year ended March 31, (in millions, except per share amounts)	2004	2003	% change
Net sales	$ 422.2	$ 382.4	10%
Gross profit	$ 261.4	$ 229.5	14%
Net income	$ 54.8	$ 55.8	-2%
Diluted earnings per share	$ 1.15	$ 1.13	
Dividends per share	$ 0.47	$ [illegible]	
[illegible]	47,757	[illegible]	

Sales by product line

	2004	2003	% change
Aesthetics and General Surgery	$ 218.4	$ 191.4	14%
Surgical Urology	$ 108.4	$ 106.7	2%
Clinical and Customer Healthcare	$ 95.4	$ 84.3	13%

Consolidated income statements

Year ended March 31, *(in millions)*		2004		2003
Net sales	$	422.2	$	382.4
Cost of sales		160.8		152.9
Gross profit		261.4		229.5
Selling, general and administrative		152.3		129.5
Research and development		30.0		23.0
Operating income		79.1		77.0
Net interest expense		0.2		(1.4)
Other income		1.3		0.6
Income taxes		25.4		23.2
Net income	$	54.8	$	55.8
Diluted earnings per share	$	1.15	$	1.15
Dividends per share	$	0.47	$	0.07
Weighted average diluted shares outstanding		47,757		48,388
Cash and marketable securities	$	118.4	$	106.0
Current assets	$	328.0	$	273.2

Consolidated balance sheets

March 31, *(in millions)*		2004		2003
Assets				
Current assets:				
Cash and marketable securities	$	118.4	$	106.0
Accounts receivable, net		106.0		79.8
Inventories		67.9		61.3
Deferred income taxes		22.5		15.2
Prepaid expenses and other		13.2		10.9
Total current assets		328.0		273.2
Property and equipment, net		77.6		68.7
Intangible assets, net		51.0		35.6
Goodwill, net		23.7		16.5
Long-term marketable securities		8.3		3.7
Other assets		10.2		0.4
Total assets	$	498.8	$	398.1
Liabilities and shareholders' equity				
Current liabilities	$	129.9	$	105.2
Long-term deferred income taxes		2.6		2.2
Long-term liabilities		18.0		14.0
Convertible subordinated notes		150.0		0.0
Commitments and contingencies				
Shareholders' equity		198.3		276.7
Total liabilities and shareholders' equity	$	498.8	$	398.1

Total sales


(in millions)
101 118 145 168 182 205 249 269 321 382 422
15% CAGR
$422 MILLION
94 95 96 97 98 99 00 01 02 03 04

Gross Profit
(in millions)

$261



99 00 01 02 03 04

Net Income
(in millions)

$55



22%
CAGR
99 00 01 02 03 04

Sales
(International & Domestic, in millions)



INTERNATIONAL
$170.4
DOMESTIC
$251.8
2004



AESTHETICS
SURGICAL
CLINICAL & CONSUMER HEALTHCARE
99 00 01 02 03 04

Earnings Per Share

$1.15



23%
CAGR
99 00 01 02 03 04

Stock Price

$30.10



33%
CAGR
99 00 01 02 03 04

Domestic operations



Mentor employs over 2,000 people around the world and is headquartered in Santa Barbara, California, with manufacturing and research operations in the United States, France, The Netherlands and the United Kingdom.

The Company markets its products through its direct sales force in the United States and eleven major international markets and through independent distributor relationships who sell Mentor's products in more than 60 other countries.

Corporate Headquarters
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111

Minnesota Operations
1499 West River Road North
Minneapolis, MN 55411

Texas Operations
3041 Skyway Circle North
Irving, TX 75038

Byron Medical, Inc.
602 W. Rillito Street
Tucson, AZ 85705

Inform Solutions
4747 Morena Blvd., Suite 101
San Diego, CA 92117

Mills Biopharmaceutical, Inc.
120 NE 26th Street
Oklahoma City, OK 73105

Mentor Biologics
University Research Park
535 Science Drive
Madison, WI 53711

International operations









Australia

Mentor Medical Systems Australia, Pty. Ltd.
189 Kent Street
Sydney, NSW Australia 2000

Belgium

Porgès Benelux
Schalienhoevedreef 20A
2800 Mechelen, Belgium

Canada

Mentor Medical Systems Canada, Inc.
1129 Wentworth Street West
Unit B2
Oshawa, Ontario L1J 8P7

France

Mentor Medical Systems France, S.A.
Centre d'Affaire La Boursidiere
92357 Le Plessis Robinson, France

Porgès S.A.S.
Centre d'Affaire La Boursidiere
92357 Le Plessis Robinson, Cedex, France

Porgès S.A.
BP89
24200 Sarlat la Caneda, France

Germany

Mentor Deutschland GmbH
Ludwigstrasse 45/Haus C
D-85399 Hallbergmoos, Germany

Italy

Mentor Medical Italia, S.r.l.
via Olmetto 7
20123 Milan, Italy

Japan

Porgès Co, Ltd.
Minamiyama Bldg 2F
10-6, Hirakawa-cho 2-chome
Chiyoda-ku
Tokyo, Japan 102-0093

The Netherlands

Mentor Benelux B.V.
Zernikedreef 2
2333 CL Leiden
The Netherlands

Mentor Medical Systems B.V.
Zernikedreef 2
2333 CL Leiden
The Netherlands

Portugal

Porgès, Lda
Rua Alfredo Keil, n°13 - 3°F
2704-510 Amadora
Portugal

Spain

Mentor Medical Systems Iberica, S.L.
c/Rodriguez Marín 88
28016 Madrid, Spain

Porgès S.L.
c/Torrent de l'Olla, 218-220, 2° 4ª
08012 Barcelona, Spain

United Kingdom

Mentor Biopolymers, Ltd.
Research Avenue North
Heriot Watt Research Park
Edinburgh EH14 4AP
United Kingdom

Mentor Medical Limited
10 Commerce Way
Lancing
West Sussex BN15 8TA
United Kingdom

Mentor Medical Systems Ltd., UK
The Woolpack, Church Street
Wantage Oxon OX12 8BL
United Kingdom

Leadership team


SENIOR
MANAGEMENT



Joshua H. Levine
President and Chief Executive Officer



Loren L. McFarland
Vice President and Chief Financial Officer



David J. Adornetto
Vice President, Operations



Kathleen M. Beauchamp
Vice President, Sales and Marketing



A. Chris Fawzy
Corporate Counsel



Maher Michael M.D.
Medical Director, Clinical and Regulatory Submissions



Peter R. Nicholson
Vice President, Strategic Planning and Investor Relations



Bobby K. Purkait
Senior Vice President, Business Development



Clarke L. Scherff
Vice President, Regulatory Compliance and Quality



Peter H. Shepard
Senior Vice President, Business Development



Catheryn S. Ullery
Vice President, Human Resources


MENTOR

BOARD OF DIRECTORS



Christopher J. Conway
Chairman



Adel Michael
Vice Chairman



Eugene G. Glover



Walter W. Faster



Michael Nakonechny



Richard W. Young



Ronald J. Rossi



Jeffrey W. Ubben

Company information

Corporate Office

Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111 USA
805.879.6000
www.mentorcorp.com

Independent Auditors

Ernst & Young LLP
Woodland Hills, CA

Stock Listing

Ticker symbol: MNT
New York Stock Exchange

Dividend Policy

The Board of Directors has set Mentor's annual dividend at $0.60 per share. It is our intent to continue to pay dividends for the foreseeable future subject to, among other things, Board approval, cash availability and alternative cash needs and existing credit agreement limits.

Transfer Agent & Registrar

American Stock
Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
877.777.0800

SEC Form 10-K

Shareholders may obtain, without charge, a copy of the Company's Form 10-K annual report as filed with the Securities and Exchange Commission for the year ended March 31, 2004, by writing to Mentor Corporation or by visiting our website.

Shareholder Inquiries

Inquiries related to stock transfer, lost certificates and address changes should be directed to the Transfer Agent at 800.835.8778.

Annual Shareholders Meeting

September 15, 2004, 10:00 a.m.
Minneapolis Hilton and Towers
1001 Marquette Avenue
Minneapolis, MN

Investor Inquiries

Investor Relations
Mentor Corporation
201 Mentor Drive
Santa Barbara, CA 93111
805.879.6082

This Annual Report contains certain forward-looking statements that involve risk and uncertainty. Such forward-looking statements are characterized by future or conditional verbs and include statements regarding new and existing products, technologies and opportunities, market and industry segment growth and demand, and acceptance of new and existing products. Such statements are only predictions and our actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such differences include, but are not limited to, increased competition, changes in product demand, changes in market acceptance, new product development, obtaining FDA approval of new and existing products, changes in government regulation, supply of raw materials, changes in reimbursement practices, adverse results of litigation and other risks identified in this Annual Report or in other documents filed by the company with the Securities and Exchange Commission. The company assumes no obligation to update forward-looking statements as circumstances change.

Company profile

Mentor Corporation produces specialized medical devices that are marketed throughout the world.

We create products that improve the quality of life for patients, facilitate surgical procedures and reduce the cost of medical care through technical innovation. We are leaders in the fields of Aesthetic Surgery, Urology and Women's Health.

Mentor conducts research and development and manufacturing operations at a number of facilities in the United States, France, The Netherlands and the United Kingdom, and has numerous sales offices throughout the world. The company has over 2,000 employees worldwide. Mentor Corporation has operated continuously since 1969. Company headquarters are in Santa Barbara, California.

www.mentorcorp.com

Design: McNulty & Company www.mcnultyco.com Editorial Concept & Copy: Richard Huvard

The Power to Transform


MENTOR

201 Mentor Drive
Santa Barbara
California 93111 USA
805.879.6000
www.mentorcorp.com